Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation to Acquire WIN Energy Corporation

    CALGARY, Sept. 17 /CNW/ - Compton Petroleum Corporation ("Compton") and
WIN Energy Corporation ("WIN") jointly announce that Compton will acquire, by way of a statutory plan of arrangement, all of the issued and outstanding common shares of WIN for cash consideration of $0.37 (thirty-seven cents) per common share and all of the issued and outstanding warrants of WIN for cash consideration of $0.01 (one cent) per warrant. The total value of the transaction is approximately $24 million (before transaction costs).
    "We are pleased to announce the proposed acquisition of WIN," said Ernie
Sapieha, President & C.E.O. of Compton. "This transaction fits with our strategy of continued growth in our core areas and our focus on unconventional natural gas resource plays. The acquisition of WIN creates significant operational synergies at Callum/Cowley and represents a strategic complement to Compton's Callum property - a thrusted, overpressured unconventional gas play. With the acquisition, we will nearly double our acreage position to
223 sections in this core future growth property, and will result in Compton having the dominant land and infrastructure position on the Callum/Cowley trend."
    Robert Iverach, Chairman of WIN, added, "Compton, with its existing strong presence in the area and expertise in the development of these complex reservoirs, is the logical company to acquire WIN."

    <<
    Transaction Highlights

    -   WIN has 68,000 gross (53,600 net) acres of undeveloped land in
        Alberta and 93,600 gross (79,000 net) acres of exploratory land on a
        10 year lease in Montana. The Cowley lands in Alberta are
        concentrated on the same thrusted Belly River trend as Compton's
        Callum area to the north;

    -   WIN has 100% ownership of a one year old 10 MMCFD (thousand cubic feet per day) sweet gas plant in the Cowley area, some 22 miles south of Compton's Callum gas plant. This plant has been designed for easy expansion to 20 MMCFD with the installation of compression, and the primary pipeline infrastructure is in place, with a 35 kilometres
        6 and 8 inch trunk line system through three townships of WIN and
        Compton interest lands. The plant is currently processing
        approximately 4 MMCFD of WIN and third party gas, with potential for future growth of processing revenues due to its strategic location.
        The cost of the plant was approximately $8 million;

    -   Additionally, WIN has a strategic proprietary interest in
        55 kilometres of 2D seismic and a new 36 square mile 3D seismic survey surrounding the best producing wells on the WIN lands. Only
        WIN's newest well has been drilled on this 3D survey, which will allow for optimal placement of future well locations over the most prolific areas in the complex thrust belt. The seismic was shot in late 2006 at a cost in excess of $3 million;

    -   Compton has completed an internal evaluation of the proved plus probable reserves of the existing producing wells only, effective
        September 1, 2007, and has ascribed 353 MBOE (thousand barrels of oil equivalent) to the Cowley Property. The resultant reserve acquisition metrics (net of undeveloped land, seismic, and the gas plant value)
        are $28.19/boe (barrel of oil equivalent);

    -   The corresponding production acquisition metric (net of undeveloped land, seismic, and the gas plant value) is $45,200/boepd (barrel of oil equivalent per day), based on WIN's current production of approximately 220 boepd (1.2 MMCFD and 20 bpd (barrels per day) of high quality condensate); and

    -   WIN has income tax pools of approximately $52 million.
    >>

    Upon completion of the transaction, Compton will become the dominant operator of the Foothills Belly River trend from Township 6 to Township
14 W5M. In this capacity, Compton will continue to work with local residents and stakeholders to ensure that Compton employs the high standards of environmental protection and sustainable development that have been the hallmark of both WIN's and Compton's operations in this area of the province.
As a result of the extensive research that Compton has conducted on its Callum property, the impact of future development on WIN's lands will continue to be minimized through multi-well pads and horizontal drilling to effectively develop the unconventional gas resources of this area.

    Management and Board Recommendations

    The transaction will be carried out by way of a statutory plan of arrangement. WIN anticipates mailing a proxy circular relating to the transaction before October 5, 2007 to shareholders and warrantholders of record for a meeting to be held on November 22, 2007. The transaction will be subject to certain conditions, including the approval of 66 2/3% of the votes cast by shareholders and warrantholders of WIN at the meeting, receipt of all regulatory and court approvals and other customary conditions. In addition,
WIN has agreed that it will not solicit or initiate discussions or negotiations with any third party for any take-over bid or other business combination involving WIN and Compton has the right to match any unsolicited competing proposals. Under certain circumstances, WIN has agreed to pay a non-completion fee of $1 million to Compton.
    The transaction has the support of the board of directors of both Compton and WIN. Jennings Capital Inc. acted as exclusive financial advisor to WIN and has provided WIN's board of directors with its verbal opinion, subject to review of final documentation, that the consideration to be received in the transaction is fair from a financial point of view to the shareholders and warrantholders of WIN. The board of directors of WIN has unanimously approved the transaction and has concluded that it is in the best interests of WIN and is unanimously recommending that shareholders and warrantholders of WIN vote in favour of the transaction. Major shareholders and warrantholders of WIN, including directors and officers, representing at least 18% of the outstanding shares and warrants of WIN have agreed to enter into support agreements with
Compton whereby they will vote their shares and warrants in favour of the transaction.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    WIN Energy Corporation is a Calgary based junior oil and natural gas company with operations in Alberta and exploratory landholdings in Montana.
The common shares of WIN are listed on the TSX Venture Exchange and trade under the symbol "WNR".

    READER ADVISORY

    The term "boe" may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
    Statements in this press release may contain forward-looking information including the transaction and the timing and conditions thereof. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the companies. These risks include, but are not limited to: the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks include, but are not limited to;
operational risks in exploration, development and production, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The reader is cautioned not to place undue reliance on this forward-looking information.
    The reader is further cautioned that the preparation of financial statements in accordance with generally accepted accounting principles requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation: E.G. Sapieha,
President and Chief Executive Officer or N.G. Knecht, Vice President, Finance
and Chief Financial Officer or Lorna Klose, Manager, Investor Relations,
Telephone: (403) 237-9400, Facsimile: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com; WIN
Energy Corporation: Robert J. Iverach, Chairman of the Board or Keith W. Hern,
Director Telephone: (403) 265-7787, Facsimile: (403) 265-7767, Email:
info(at)winenergycorp.com, Website: www.winenergycorp.com/
    (CMT. CMZ WNR.)

CO:  Compton Petroleum Corporation; WIN Energy Corporation

CNW 06:00e 17-SEP-07